EXHIBIT 99(a)(1)

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300, P.O. Box 200
Bloomfield Hills, MI 48303

December 11, 2002

Dear Fellow Shareholder:

As you may know, on December 5, 2002, Simon Property Group made an unsolicited offer to take over your company. As detailed in the attached Recommendation Statement on Schedule 14D-9 and enclosed press release, your Board of Directors, after careful consideration, has unanimously rejected Simon Property Group’s proposal. The Board unanimously recommends that all Taubman Centers shareholders reject Simon’s offer and not tender their shares.

We strongly encourage you to carefully review the Schedule 14D-9 including the Board’s “Reasons for the Recommendation” on Pages 14-16. We will keep you apprised of further developments.

Thank you for your continued support.

Sincerely,

Chairman of the Board,

President and Chief Executive Officer